Exhibit 17

Scott Wilson Roscoe Postle Associates Inc	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7 T (416) 947-0907 F (416) 947-0395 www.scottwilson.com
CONSENT OF EXPERT
VIA SEDAR
December 16, 2010
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Dear Sirs/Mesdames:

Re:	Denison Mines Corp. (the “Company”) — Filing of a Short Form Prospectus Dated December 16, 2010 (the “Prospectus”)
Pursuant to Section 4.2(vii) of National Instrument 44-101 — Short Form Prospectus Distributions, this letter is being filed as the consent of David A. Ross, M.Sc., P.Geo., of Scott Wilson Roscoe Postle Associates Inc. to being named in the Prospectus and the documents incorporated by reference therein and to the inclusion of reference to, summary of, and certain excerpts of, the following technical report (the “Technical Reports”) in the Prospectus or any other document incorporated by reference therein:
•	Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A. dated February 26, 2007, and

•	Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A., dated June 24, 2009.
I confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Securities Act (Ontario)) in the information contained therein that are derived from the information in the Technical Reports or, within my knowledge, as a result of the services I performed in connection with the Technical Reports.
Yours very truly,
(Signed) “David A. Ross”
David A. Ross, M.Sc., P.Geo.